Exhibit 18

Ms. Edileen Salicrup, CFO

Clearcomm, L.P.

268 Muñoz Rivera

Suite 2206

San Juan PR 00918-1929

Ms. Salicrup:

Effectively January 1, 2003, the Partnership changed its method to account for the loss on sale of handset to customers, from the recognition of such loss at the time of sale (in accordance with practice in the industry), to the establishment of an inventory reserve to account for that loss at the end of each accounting period. This new established method is an alternative principle, which in our judgment is preferable under the particular circumstances of the Partnership’s market, which may sell handsets to customers for a price that is less than cost.

Sincerely,
KEVANE SOTO PASARELL GRANT THORTON LLP

October 11, 2004